CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES		
Investment banking	$	1,601,250
Total revenues		1,601,250
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits		579,438
Occupancy and equipment		48,192
IT, data and communications		42,618
Professional services		38,073
Licenses and registration		16,091
Other operating expenses		7,701
Total expenses		732,113
NET INCOME	$	869,137

See accompanying notes.